Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Stifel Financial Corp. for the registration of its common stock, preferred stock, debt securities, and warrants to purchase its common stock or debt securities or any combination thereof, and to the incorporation by reference therein of our report dated February 26, 2009, with respect to the consolidated financial statements and schedule of Stifel Financial Corp. and subsidiaries, and the effectiveness of internal control over financial reporting of Stifel Financial Corp. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

March 30, 2009